PARTNERS

JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

WILL H. CAI ^

EDWARD H.P. LAM ¿*

HAIPING LI *

RORY MCALPINE ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

^ (ALSO ADMITTED IN CALIFORNIA)

¿ (ALSO ADMITTED IN  ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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November 16, 2015

Dietrich King, Assistant Director

David Lin, Staff Attorney

Amit Pande, Accounting Branch Chief

Benjamin Phippen, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Yirendai Ltd. (CIK No. 0001631761)

Registration Statement on Form F-1

Dear Mr. King, Mr. Lin, Mr. Pande and Mr. Phippen:

On behalf of our client, Yirendai Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement (without exhibits), marked to show changes to the draft Registration Statement confidentially submitted to the Commission on August 7, 2015.

In addition, the Company is supplementally providing (under a separate cover letter) a legal opinion that it obtained from its PRC legal counsel in response to the Staff’s comments raised during the Company’s telephone discussion with the Staff on November 5, 2015.

In accordance with the Jumpstart Our Business Startups Act, the Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show 21 days after the date hereof.

Securities and Exchange Commission

November 16, 2015

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com. Questions relating to accounting and auditing matters of the Company may also be directed to Elsie Zhou, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by phone at +86 10 8520-7142 or via email at ezhou@deloitte.com.cn.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Ning Tang, Executive Chairman, Yirendai Ltd.

Yu Cong, Chief Financial Officer, Yirendai Ltd.

Elsie Zhou, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Chris Lin, Esq., Simpson Thacher & Bartlett LLP